July 24, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
Terry D. Peterson, Chief Accounting Officer
Deluxe Corporation
3680 Victoria St. N.
Shoreview, Minnesota 55126

> **Re: Deluxe Corporation**
> **Form 10-K for the Year Ended December 31, 2005**
> **File 001-07945**

Dear Mr. Peterson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief-Accountant